Exhibit (e)(12)

AMENDED SCHEDULE A

COMPENSATION FOR SERVICES TO SERIES

For the services provided by Marsico Capital Management, LLC (“Portfolio Manager”) to the following Series of ING Investors Trust, pursuant to the attached Portfolio Management Agreement, the Manager will pay the Portfolio Manager a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

Series	Rate
ING Marsico Growth Portfolio	0.45% on the first $500 million in assets; 0.40% on the next $1 billion; and 0.35% thereafter